Exhibit 99.2

CERTIFICATE OF ROBERT D. ARCHIBALD, P.E.

I, Robert D. Archibald, do hereby certify that:

1)	I am currently Managing Director of Anderson & Schwab Management Consultants, a wholly owned subsidiary of Behre Dolbear & Company, Inc.:

Anderson & Schwab, Inc. Management Consultants
4320 Winfield Road, Suite 200
Warrenville, Illinois 60555
Telephone:	630.836.8477
Cell:	630.608.3678
E-mail:	robert.archibald@dolbear.com
2)	I am a Mining Engineer registered as a Professional Engineer in the United States.
3)

I am a graduate of Montana College of Mineral Science and Technology with a degree of B.S. Mining Engineering (1977) and of the Oklahoma City University, with a Master of Business Administration degree in Finance and Management, 1988.

4)

I am an active member of SME, The Society of Mining, Metallurgy and Exploration Engineers as a Registered Member, and NSSGA, the National Stone Sand and Gravel Association as former Chairman of the Manufacturer’s and Services Division and member of the Board of Directors.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfil the requirements to be and am a “qualified person” for the purposes of NI 43-101 and this report.

6)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 30 years, I have performed predominantly field, supervision, management and consulting assignments with respect to exploration, evaluation, development and economic analysis of mineral deposits in the United States of America, Canada, Latin America and the Caribbean Basin.

7)

My experience in the mining, processing, marketing, and economics of construction materials and aggregates spans more than 30 years, while my experience in the area of aggregates in Panamá is of approximately one year. I have made three site visits to subject property between 2010 and 2011.

8)

I am co-responsible for the preparation of parts of sections 1.7, 15.2, 16.0, 19.0 and 25.0 of the report titled “Molejón Project. NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panamá” and dated May 1, 2012 (Technical Report).

9)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10)	I am independent of the issuers applying all the tests in Section 1.5 of National Instrument 43-101.
11)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of May 2012

“Signed and Sealed”

/s/ Robert D. Archibald
Robert D. Archibald
Managing Director, Anderson & Schwab

Project 12-117 (Petaquilla Molejón)	BEHRE DOLBEAR